SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 July 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 13 July 2026
99.2	Transaction in Own Shares dated 14 July 2026
99.3	Transaction in Own Shares dated 15 July 2026
99.4	Transaction in Own Shares dated 16 July 2026
99.5	Transaction in Own Shares dated 17 July 2026
99.6	Transaction in Own Shares dated 20 July 2026
99.7	Transaction in Own Shares dated 21 July 2026
99.8	Transaction in Own Shares dated 22 July 2026
99.9	Transaction in Own Shares dated 23 July 2026
99.10	Transaction in Own Shares dated 24 July 2026

Exhibit No: 99.1

13 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 10 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	10 July 2026
Aggregate number of ordinary shares purchased:	40,000
Lowest price paid per share:	$ 163.2500
Highest price paid per share:	$ 164.7000
Average price paid per share:	$ 164.1698

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,655,326 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9700L_1-2026-7-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.2

14 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 13 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	13 July 2026
Aggregate number of ordinary shares purchased:	40,000
Lowest price paid per share:	$ 163.4000
Highest price paid per share:	$ 166.4500
Average price paid per share:	$ 165.1709

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,615,326 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1635M_1-2026-7-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.3

15 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 14 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	14 July 2026
Aggregate number of ordinary shares purchased:	2,044
Lowest price paid per share:	$ 157.1000
Highest price paid per share:	$ 157.8000
Average price paid per share:	$ 157.3958

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,613,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3489M_1-2026-7-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.4

16 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 15 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	15 July 2026
Aggregate number of ordinary shares purchased:	1,000
Lowest price paid per share:	$ 156.6000
Highest price paid per share:	$ 160.1000
Average price paid per share:	$ 158.5597

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,612,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5305M_1-2026-7-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.5

17 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 16 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	16 July 2026
Aggregate number of ordinary shares purchased:	1,000
Lowest price paid per share:	$ 159.0000
Highest price paid per share:	$ 160.5000
Average price paid per share:	$ 159.6016

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,611,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7171M_1-2026-7-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.6

20 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 17 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	17 July 2026
Aggregate number of ordinary shares purchased:	1,000
Lowest price paid per share:	$ 156.8000
Highest price paid per share:	$ 158.4500
Average price paid per share:	$ 157.5595

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,610,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8966M_1-2026-7-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.7

21 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 20 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	20 July 2026
Aggregate number of ordinary shares purchased:	1,000
Lowest price paid per share:	$ 156.2000
Highest price paid per share:	$ 158.1500
Average price paid per share:	$ 157.1420

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,609,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1100N_1-2026-7-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.8

22 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 21 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	21 July 2026
Aggregate number of ordinary shares purchased:	1,000
Lowest price paid per share:	$ 153.4500
Highest price paid per share:	$ 156.4000
Average price paid per share:	$ 155.3931

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,608,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2936N_1-2026-7-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.9

23 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 22 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	22 July 2026

Aggregate number of ordinary shares purchased:	1,000

Lowest price paid per share:	$ 154.2500

Highest price paid per share:	$ 156.1000

Average price paid per share:	$ 155.4907

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,607,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4800N_1-2026-7-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Exhibit No: 99.10

24 July 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that on 23 July 2026 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 17 February 2026, as announced on 17 February 2026.

Date of purchase:	23 July 2026
Aggregate number of ordinary shares purchased:	1,000
Lowest price paid per share:	$ 152.4500
Highest price paid per share:	$ 154.6500
Average price paid per share:	$ 153.3945

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 148,606,282 ordinary shares in issue (excluding 5,431,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6659N_1-2026-7-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	24 July 2026